EXHIBIT 10.20

PERFORMANCE-BASED

ANNUAL INCENTIVE COMPENSATION PLAN

INTRODUCTION

Heritage Financial Corporation, Heritage Bank and Central Valley Bank (the “Company”) are willing to provide annual cash incentive award opportunities for eligible employees, through the use of a Performance-Based Annual Incentive Compensation Plan (the “Plan”). The annual incentive awards will provide a payment based upon attainment of specified goals and objectives. The objective is to align the interests of these employees with the interests of the Company in obtaining superior financial results.

I.	OBJECTIVE & PURPOSE

The Company believes in pay for performance, and desires to implement a performance-based culture. The Company is committed to rewarding employees for the achievement of annual performance goals. This Plan is designed to reward and retain high performers, and to drive the long-term financial success of the Company. The Plan should encourage teamwork and create an environment where executives are rewarded if the Company and his/her department achieve or exceed pre-determined annual performance criteria. The Plan is also designed to reward employees for achieving and exceeding individual performance criteria. It is prospective in design with the utilization of a defined payout formula that is based upon the achievement of a combination of pre-determined Company and department/individual performance criteria.

II.	PARTICIPATION/ELIGIBILITY

Each Plan Year the Company’s Chief Executive Officer (“CEO”) shall submit to the Compensation Committee (“Committee”) of the Board of Directors of the Company a list of eligible employees (or employee groups) for participation in the Plan for the upcoming Plan Year. In addition to a listing of the eligible employees, the CEO shall also provide the Committee with a summary of the annual incentive award tiers, the incentive award opportunities for each tier, the weighting of Company versus department/individual performance goals, and a summary of possible payouts, for the Committee’s review and approval. Each Plan participant shall be notified of eligibility for participation in the Plan.

A.	The 2010 Plan is limited to selected employees of the Company. The CEO will recommend such employees to the Committee for its approval.

Additional eligibility requirements are the following:

✓	New employees must be employed by October 31st in a given Plan Year to be eligible for an award related to performance in that Plan Year.

✓	Employees hired after October 31st must wait until the next fiscal year to be eligible for an award.

✓	Employees hired before October 31st who work a partial year will receive pro-rated awards based on hours worked.

✓	Plan participants must receive a minimum performance rating of “satisfactory” or better for the Plan Year to be eligible for any payout.

✓	A Plan participant must be an active employee as of the award payout date to receive an award.

✓

Eligible employees who have earned an annual incentive award and terminate employment due to disability or death can receive a pro-rata award for the year, even if they are not employed as of the award payout date.

III.	PLAN YEAR/PERFORMANCE PERIOD

The Plan operates on a calendar year basis (January 1st to December 31st) and Plan payouts will be made no later than 2 1/2 months after the Plan Year that represents the Performance Period, or a later date that would still permit the payment to constitute a short-term deferral that is not subject to Section 409A of the Internal Revenue Code (i.e., generally, no later than 2 1/2 months after the end of the year in which a participant obtains a legally binding right to such award). This same Plan Year (calendar year) is the Performance Period for determining the amount of incentive awards to be paid in the following Plan Year.

IV.	PLAN DESIGN

The Plan design incorporates a tiered approach with annual incentive awards that are linked to the achievement of pre-defined performance goals. The incentive ranges (as a percent of salary) are designed to provide market competitive payouts for the achievement of minimum, target and maximum performance goals. This design should be reviewed and possibly adjusted on an annual basis to be sure the Plan remains market competitive and includes all the appropriate Plan participants. The basic Plan design must be approved by the Committee on an annual basis, with respect to each Plan Year/Performance Period.

V.	AWARD OPPORTUNITIES

For each Plan Year/Performance Period Minimum, Target, and Maximum Performance award opportunity levels, expressed as a percent of salary, will be set for each eligible employee. The actual payouts will be calculated using a ratable approach, where payouts are calculated as a proportion of minimum, target and maximum performance levels.

A.	Minimum Performance: The minimum level of performance needed to begin to be eligible to receive an incentive award.

B.	Target Performance: The budgeted, or expected, level of performance based upon both historical data and management’s best judgment of expected performance during the performance period.

C.	Maximum Performance: The level of performance which based upon historical performance and management’s judgment would be exceptional or significantly beyond the expected.

VI.	PERFORMANCE OBJECTIVES

The Plan will provide annual incentive awards to Plan participants based on overall Company and department and/or Individual performance objectives. Subject to Section XVI, Section I, the performance objectives are determined by using the Company’s performance history, peer data, market data, and management’s judgment of what reasonable levels can be reached, based on previous experience. Once the Target Performance is established, the Minimum and Maximum payout levels are also determined. The specific performance criteria for each Plan participant will be based on the Plan’s overall goals, as approved by the Committee, and will be communicated to Plan participants by management. The communication will clearly define the performance objectives at Minimum, Target, and Maximum Performance levels and will define the potential award opportunity for the Plan participants.

A.	Company Performance – The Company’s performance will be based on the Company’s success as measured by criteria determined by the Committee with input from the CEO. The percentage of payout for overall Company performance will be allocated based on the specific weighting of the Company’s goal based on the participant’s tier, and the actual performance compared to the pre-determined Minimum, Target, and Maximum Performance levels.

B.	Department or Individual Performance – Certain Plan participants may have a portion of their annual incentive award based on a combination of department and/or individual performance criteria. The number of performance criteria included, the specific type of performance criteria to use, and the weighting of each criteria for the overall incentive award will vary based on the position and role of each Plan participant.

VII.	AWARD CALCULATION

The actual award payouts will be calculated using a ratable approach, where award payouts are calculated as a proportion of minimum, target and maximum award opportunities. If actual performance falls between a performance level, the payout will also fall between the pre-defined performance level on a pro-rated basis.

VIII.	EARNING OF ANNUAL INCENTIVE AWARDS

Incentive awards will be earned during each Plan Year/Performance Period. If the Company does not meet minimum performance levels, there will be no payouts for the Company performance objectives. However, the Plan participants may still be eligible to receive payouts related to their department or individual performance objectives.

Plan Trigger: The Committee may at its discretion establish a plan trigger in any plan year. The Committee will set any such trigger at the beginning of the performance period. If established, in order for the Annual Incentive Plan to be funded and “activated”, the Company must achieve a threshold performance level to be determined by the Committee for each Plan Year/Performance Period. This performance level is not related to the Company Minimum, Target, or Maximum Performance goals. It is instead a threshold level of performance that needs to be attained for any incentive awards to be paid out. If this threshold level of performance is not met, the Plan will not be “turned on” for that given year and no payouts will be made. If a plan trigger is not established by the Committee at the beginning of the performance period, any payouts will be determined based upon Company, department and/or individual performance objectives as established and approved by the Committee, with input from the CEO, as described in Section VIII.

IX.	PAYMENT OF AWARDS

After all performance results are available following year-end, the awards will be calculated for each Plan participant and recommended by the CEO for approval by the Committee. Awards are then paid out less the necessary withholdings.

The following procedures will apply to the payment of awards:

✓	Payments will be declared no later than 2 1/2 months following the end of the Plan Year that constitutes the Performance Period.

✓	Payment will be made at the time provided for in Section III.

✓	A Plan participant must be an active employee on the date of the award payout in order to receive a payout.

✓	The result of the performance criteria is calculated as a percent of the total actual salary for participant during the current Plan Year.

X.	PLAN ADMINISTRATION

Administration of the Plan is the joint responsibility of the Compensation Committee, the CEO and the Human Resources department of the Company.

A.	Responsibilities of the Compensation Committee

The Committee has the responsibility to approve, amend, or terminate the Plan as necessary. The actions of the Committee shall be final and binding on all parties. The Committee shall also review the operating rules of the Plan on an annual basis and revise these rules if necessary. The Committee also has the sole ability to decide if an extraordinary occurrence totally outside of management’s influence, be it a windfall or a shortfall, has occurred during the current Plan Year, and whether the figures should be adjusted to neutralize the effects of such events. After approval by the Committee, management shall, as soon as practical, inform each of the Plan participants under the Plan of their potential award under the operating rules adopted for the Plan Year.

B.	Responsibilities of the CEO

The CEO of the Company administers the program directly and provides liaison to the Committee, including the following specific responsibilities:

✓

Recommend the Plan participants to be included in the Plan for a Plan Year/Performance Period. This includes determining if additional employees should be added to the Plan and if any Plan participants should be removed from participating in the Plan.

✓

Provide recommendations for the award opportunity amounts at target and maximum for all other Plan participants. The CEO will review the objectives and evaluations, adjust guideline awards for performance and recommend final awards to the Committee for its approval.

✓	Provide other appropriate recommendations that may become necessary during the life of the Plan. This could include such items as changes to Plan provisions.

C.	Responsibilities of Human Resources

The Human Resources department of the Company will act as the Plan Administrator with regard to responsibilities for tracking the performance criteria during the course of the Plan Year. The Human Resources department will also have the responsibility of administering the amount of the payouts following year end. Additional responsibilities may be assigned to the Human Resources department by the Committee or CEO. All necessary reporting to outside auditors for inclusion in annual reporting will be carried out by the CEO or designee.

XI.	TERMINATION OF EMPLOYMENT

If a Plan participant is terminated by the Company, or voluntarily terminates his/her employment with the Company prior to payout, no incentive award will be paid. To encourage employees to remain employed by the Company, a participant must be an active employee on the date the incentive is paid to receive an award. However, there are exceptions for terminations as a result of death, disability, as provided below.

A.	Disability or Death

If a participant is disabled and placed on long-term disability, his/her bonus award for the Plan period shall be prorated so that no award will be earned during the period of long-term disability. In the event of death, the Company will pay to the participant’s estate the pro-rata portion of the award that had been earned by the participant.

XII.	AMENDMENTS AND PLAN TERMINATION

The Company has developed the Plan on the basis of existing business, market and economic conditions, current services, and staff assignments. If substantial changes occur that affect these conditions, services, assignments, or forecasts, the Company may add to, amend, modify or discontinue any of the terms or conditions of the Plan at any time with approval from the Committee. The Committee may, at its sole discretion, terminate, change or amend any provision of the Plan as it deems appropriate. In no event shall an amendment to the Plan cause the Plan to violate the requirements of Article XVI, Section I (related to the TARP Requirements (as defined therein)), cause any payment hereunder to violate Internal Revenue Code (“Code”) Section 409A, or violate any regulatory requirement applicable to the Company.

XIII.	PLAN FUNDING

The Plan shall not be funded. Amounts due hereunder shall be paid from the general assets of the Company.

XIV.	CLAIMS AND REVIEW PROCEDURES

A.	Claims Procedure

A Plan participant or beneficiary (“claimant”) who has not received awards under the Plan that he or she believes should be paid shall make a claim as follows:

1.	Initiation – Written Claim. The claimant initiates a claim by submitting to the Plan Administrator a written claim for the benefits.

2.

Timing of Plan Administrator Response. The Plan Administrator shall respond to such claimant within 90 days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 90 days by notifying the claimant in writing.

3.	Notice of Decision. If the Plan Administrator denies part or all of the claim, the Plan Administrator shall notify the claimant in writing of such denial.

B.	Review Procedure

If the Plan Administrator denies part or all of the claim, the claimant shall have the opportunity for review by the Plan Administrator of the denial, as follows:

1.	Initiation – Written Request. To initiate the review, the claimant, within 60 days after receiving the Plan Administrator’s notice of denial, must file with the Plan Administrator a written request for review.

2.	Additional Submissions – Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim.

3.	Considerations on Review. In considering the review, the Plan Administrator shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

4.	Timing of Plan Administrator Response. The Plan Administrator shall respond in writing to such claimant within 60 days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional 60 days by notifying the claimant in writing.

5.	Notice of Decision. The Plan Administrator shall notify the claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the claimant.

XV.	COMMUNICATION OF PLAN TO PLAN PARTICIPANTS

Communication of the Plan will be vital to the overall success of the Plan. Key communication events include the following:

1.	An initial communication to Plan participants of the Plan details, including the performance targets set for the initial Plan Year. This will typically take place in the first few months of the Plan Year.

2.	Communication of new performance targets, Plan procedure changes, etc., at the beginning of each Plan Year.

3.	Periodic reviews and/or performance updates throughout the Plan Year. These reviews should include a year-to-date performance update and discuss any changes that may be necessary to assure attainment of the Plan targets.

4.	A year-end review of estimated Plan results, including an estimate of the Company’s performance on each performance measure.

5.	An evaluation discussion surrounding the Plan participants’ final annual incentive awards to be conducted by the appropriate manager upon final determination of year-end results.

XVI.	MISCELLANEOUS

A.	Binding Effect. This Plan shall bind the Plan the participant, the Company, and their respective beneficiaries, survivors, executors, successors, administrators and transferees.

B.	No Guarantee of Employment. This Plan is not an employment policy or contract. It does not give the Plan participant the right to remain an employee of the Company, nor does it interfere with the Company’s right to discharge the Plan participant.

C.	Non-Transferability. Benefits under this Plan cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

D.

Reorganization. If the Company shall (1) merge into or consolidate with another company, (2) reorganize, (3) sell substantially all of its assets to another company, firm, or person, or upon a change in control involving Heritage Financial Corporation stock, then the succeeding or continuing company, firm, or person shall succeed to, assume and discharge the obligations of the Company under this Plan. Upon the occurrence of such event, the term “Company” as used in this Plan shall be deemed to refer to the successor or survivor company.

E.	Tax Withholding. The Company shall withhold any taxes that are required to be withheld from the benefits provided under this Plan.

F.	Applicable Law. The Plan and all rights hereunder shall be governed by the laws of the State of Washington, except to the extent preempted by the laws of the United States of America.

G.	Entire Plan. This Plan constitutes the entire Plan between the Company and the Plan participant as to the subject matter hereof. No rights are granted to the Plan participant by virtue of this Plan other than those specifically set forth herein.

H.	Global TARP Limitation. Notwithstanding anything herein to the contrary, during such time as the Company or any affiliated entity shall be subject to the applicable requirements of the Emergency Economic Stimulus Act of 2008, as amended from time to time, including but not limited to amendments enacted by the American Recovery and Reinvestment Act of 2009, as such requirements are implemented by rules, regulations or other guidance as may be issued by the U.S. Treasury Department from time to time, including, but not limited to, the interim final rule (74 FR 28394) entitled “TARP Standards for Compensation and Corporate Governance” as published by the Treasury Department in the Federal Register on June 15, 2009, as amended from time to time (collectively referred to as the “TARP Requirements”), specifically including but not limited to the incentive compensation limitations and clawback requirements provided for therein, and for such time thereafter as required to comply with the TARP Requirements, all amounts payable hereunder shall be subject to, limited by, and subject to repayment in connection with, the TARP Requirements. By accepting any payment hereunder, a participant hereby voluntarily waives any claim against the Company for any changes, modification, restrictions, prohibitions, rescissions, reductions, or repayments that are required to comply with the TARP Requirements. This waiver includes all claims the participant may have under the laws of the United States or any state or locality related to the requirements imposed by the TARP Requirements, including, without limitation, a claim for any compensation, benefit, or other payments the participant would otherwise receive.

I.	Code 162(m) Limitation. Any amounts payable hereunder that would not be deductible on account of the limitations of Code Section 162(m) shall be paid in the next following year in which the Company reasonably anticipates that the deduction of such payment would not be barred by the application of Code Section 162(m).

IN WITNESS WHEREOF, the Company has signed this Plan document as of March 2, 2010.

Company Name: Heritage Financial Corporation
By:	/s/ BRIAN L. VANCE

Title:	President and CEO